Exhibit 99.1

The9 and Voodoo Signed Cooperation and Publishing Agreement

Shanghai, China, September 21, 2020, The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it has signed an Agreement with Voodoo, a French game developer and publisher. The9 and Voodoo will collaborate on the publishing and operation of casual games in mainland China. The9 will publish and operate under this agreement two, with an option for a third, casual game with strong IAP (In App Purchase) licensed by Voodoo.

Voodoo is one of the world's largest developers and publishers of casual games and hyper-casual games. Voodoo's games have been downloaded 3.7 billion times on iOS and Android phones cumulatively up-to-date, with monthly active users of 300 million. Voodoo has released more than 100 games, which are widely welcomed by players, many of which have become successful intellectual properties (“IPs”).

Chris Shen, the President of The9 said, “With the expansion of the game user base, casual games have shown rapid development prospects in China and worldwide. Through our strategic cooperation with Voodoo to jointly publish and operate a variety of casual games in China, we can leverage the popularity of high-profile game IPs in the Chinese market to grow our casual game market share. Based on Voodoo’s rich experience in data-driven game optimization, and its ownership of a large number of famous game IPs, we believe that Voodoo together with The9 have a great advantage in the field of casual game publishing in the mainland China market. I believe that players will be fascinated by the new look and richer game play of these well-known hyper-causal games, which will bring a new trend to the casual game market.”

Hubert Larenaudie, COO of Voodoo commented "Voodoo sees tremendous growth opportunity in China. Collaborating with The9 to adapt two upcoming casual titles will be our first effort on having In App Purchase focused games in China. Voodoo will build up the core of its business in China through the partnership with Tencent to bring our hyper-casual games to Chinese players."

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified Internet company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en